SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 October 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 29 September 2006
99.2	Transaction in Own Shares dated 3 October 2006
99.3	revPAR Disclosure dated 4 October 2006
99.4	Transaction in Own Shares dated 4 October 2006
99.5	Director/PDMR Shareholding dated 6 October 2006
99.6	Transaction in Own Shares dated 10 October 2006
99.7	Transaction in Own Shares dated 11 October 2006
99.8	Transaction in Own Shares dated 12 October 2006

99.1

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 933.955p per share.

99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 150,000 of its ordinary shares at a price of 928.12p per share.

99.3

4th October 2006

InterContinental Hotels Group's ("IHG") annual conference for hotel owners in the Americas region commences today. The revPAR performance of IHG's brands in the United States for the eight month period to 31 August 2006 will be disclosed at this conference.

Details of revPAR for IHG's brands in the US in the month of August 2006 and for the eight month period to 31 August 2006 are accordingly disclosed below, demonstrating strong growth and continued segment outperformance.

                                          Eight months to 31                           August 2006
                                                 August 2006

InterContinental                                      10.20%                                 7.80%
Crowne Plaza                                          13.40%                                11.10%
Holiday Inn                                            8.60%                                 6.70%
Holiday Inn Express                                   11.00%                                 9.40%
Staybridge Suites                                      8.40%                                 5.90%
Candlewood Suites                                     10.10%                                 7.80%

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson):

+44 (0) 7808 098 867
+44 (0) 1753 410 176

Media Affairs (Leslie McGibbon):

+44 (0) 1753 410 425
+44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,650 hotels and 540,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo®, and
also manages the world's largest hotel loyalty programme, Priority Club®
Rewards with over 28 million members worldwide.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club
Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihgplc.com/media

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 936.64p per share.

99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance with both DR 3.1.4R(1)(a) and DR 3.1.4(R)
(1)(b)

3. Name of person discharging managerial responsibilities/director

David Webster
(Chairman/Director)

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Purchase of shares on 5 October 2006 under the Company's Dividend Reinvestment
Plan

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

168

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

9. Price per share or value of transaction

Shares purchased at £9.43 per share

10. Date and place of transaction

5 October 2006, United Kingdom

11. Total holding and notifiable interests in shares following notification

31,975 Ordinary Shares

12. Date issuer informed of transaction

6 October 2006

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

6 October 2006

99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 115,000 of its ordinary shares at a price of 961.8p per share.

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 150,000 of its ordinary shares at a price of 960.3p per share.

99.8

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 150,000 of its ordinary shares at a price of 962.3368p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	13 October 2006